Via Facsimile and U.S. Mail
Mail Stop 6010

December 11, 2008

Faheem Hasnain
President and Chief Executive Officer
1400 Seaport Boulevard
Redwood City, CA 94063

> **Re:** **PDL BioPharma, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 000-19756**

Dear Mr. Hasnain:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business, page 2

Our Antibody Research and Preclinical Development, page 6

1. We note on page 6 you state that the company has "in-licensed targets or antibodies, through collaborative research agreements, from academic institutions or other biotechnology or pharmaceutical companies…" For each material

agreement, please disclose a summary of the material terms, including the term and termination provisions, and file each as an exhibit to the Form 10-K.

Technology Outlicense Agreements, page 8

2. We note on page 9 you state that the company received $221.1 million of royalty revenues in the fiscal year ended December 31, 2007 under license agreements with Genentech, Inc., MedImmune, Inc., Wyeth, Elan Corporation, Plc and Roche. Please disclose for each of the MedImmune, Wyeth and Elan agreements the following additional information:

   • any sales thresholds related to royalty rates;
   • the actual royalty rates or range of royalty rates if tiered;
   • upfront licensing fees received to date;
   • annual maintenance fees;
   • milestone payments received to date;
   • the aggregate potential milestone payments you may receive in the future;
   • details of the term and termination provisions of each agreement, including any payments the company would be required to make in the event of termination.

   Also, please file each agreement as an exhibit to the Form 10-K.

3. We note your statement in note 4 to the consolidated financial statements that payments under the agreement with Biogen Idec MA, Inc. could aggregate up to $660 million. Please disclose in this section the aggregate milestone payments paid to date, the aggregate potential future milestone payments, information regarding royalty rates (i.e. rates are in the high teens, low twenties, etc.) and the term and termination provisions of the agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Capital Resources, page 65

4. Please provide us with an analysis as to how you anticipate satisfying the long-term liquidity needs of the company while distributing 50% or more of the value of future antibody humanization royalties to the company's stockholders. We note on page 66 your statement that you believe revenues generated from your royalty and collaboration agreements will be sufficient to fund "operations" over the next year and the foreseeable future; however, you do not address the repayment of the company's outstanding debt. Please propose disclosure to be included in your Form 10-K to inform investors of this future need for funds and how you anticipate you will meet it.

Part III Incorporated by Reference from Definitive Proxy Statement

Compensation Discussion and Analysis, page 21

5. We note your mention on page 25 of the "stated objectives" which are considered when determining executive compensation. Please revise to identify the specific stated objectives and individual goals which are considered during the review process, as well as the extent to which these objectives and goals have been achieved.

6. Please revise your discussion on page 28 to more specifically describe and quantify the goals listed.

7. We note your discussion of annual incentive grants on page 32. Please discuss the weight given to each of the factors considered by the Compensation Committee and what impact each factor has on the committee's final determination.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeff Riedler
Assistant Director